UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-08680

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: V.M. Manning & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

211 E. Washington Street, Suite B
(No. and Street)

Greenville	SC	29601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nelson B. Arrington III	864.232.9576	nelsonarrington@vmmanning.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Nelson B. Arrington, III_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __V.M. Manning & Co., Inc._____, as of __December 31_____, 2 _020_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



__Merissa Rivera__
Notary Public

Signature: _Nelson B Arrington III_

Title: _President_

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

V.M. Manning & Co., Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2021

Contents

V.M. Manning & Co., Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2021



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of V.M. Manning & Co., Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of V.M. Manning & Co., Inc. (the "Company") as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 17, 2022

We have served as the V.M. Manning & Co., Inc.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

V.M. Manning & Co., Inc.

Financial Statements

For the year ended December 31, 2021

V.M. Manning & Co., Inc.
Statement of Financial Condition
For the year ended December 31, 2021

ASSETS			
Current Assets			
Checking/Savings	$ 275,896		
Total Checking/Savings		$ 275,896	
Other Current Assets			
Advisory Fees Receivable	$ 188,990		
Total Other Current Assets		$ 188,990	
Total Current Assets			$ 464,887
Other Assets			
Loan to Officer		$ 10,000	
Vehicle	$ 34,509		
Vehicle Accum Depr	$ (9,778)		
Total Vehicle		$ 24,731	
Office Equipment	$ 1,166		
Office Equipment Accum Depr	$ (1,166)		
Total Office Equipment		$ 0	
Total Other Assets			$ 34,731
TOTAL ASSETS			$ 499,618
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Payroll taxes due	$ 1,600		
Accrued Salary	$ 20,000		
Total Current Liabilities		$ 21,600	
Total Liabilities			$ 21,600
Equity			
Capital Stock	$ 7,500		
Retained Earnings	$ 461,859		
Net Income	$ 8,659		
Total Equity			$ 478,018
TOTAL LIABILITIES & EQUITY			$ 499,618

The accompanying notes are an integral part of these financial statements.

V.M. Manning & Co., Inc.
Statement of Operations
For the year ended December 31, 2021

Income

Interest Earned	$	71		
Comm Mutual Fund	$	23,438		
Management Fees	$	677,575		
Dividends	$	60		
Total Income			$	701,145

Expense

Audit Fees	$	6,000		
Bank Charges	$	41		
Communications	$	2,553		
Depreciation	$	8,068		
Dues & Subscriptions	$	6,386		
Floor Brokerage Fee	$	10,000		
Group Insurance	$	35,813		
Payroll	$	560,433		
Insurance	$	7,589		
Office Supplies	$	2,442		
Office Expenses	$	1,772		
Payroll Taxes	$	29,193		
Postage	$	177		
Professional Fees	$	5,756		
Rent	$	16,670		
Utilities	$	2,546		
Regulatory Fees	$	4,927		
Taxes & License	$	(8,714)		
Vehicle Expenses	$	833		
Total Expense			$	692,486
Net Income			$	8,659

The accompanying notes are an integral part of these financial statements.

V.M. Manning & Co., Inc.
Statement of Cash Flows
For the Year-Ended December 31, 2021

OPERATING ACTIVITIES

Net Income	$ 8,659	
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Advisory Fees Receivable	$ (42,499)	
Accrued Payroll Tax Liabilities	$ (16,281)	
Accrued Salary	$ 8,000	
Net cash provided by Operating Activities		$ (42,121)

INVESTING ACTIVITIES

Accum Depr	$ 8,068	
Office Equipment	$ (1,166)	
Net cash provided by Investing Activities		$ 6,902

Net cash increase for period	$(35,219)
Cash at beginning of period	$ 311,115
Cash at end of period	$ 275,896

The accompanying notes are an integral part of these financial statements.


V.M. Manning & Co., Inc.
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2021


	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance at January1, 2021	7,500	$7,500	$461,859	$469,359
Net Income	-	-	$8,659	$8,659
Balance at December 31, 2021	7,500	$7,500	$470,518	$478,018


The accompanying notes are an integral part of these financial statements


NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a registered investment advisor with the state of South Carolina. The firm is also a brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1) exemption.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Mutual fund commission revenues cannot be reasonably estimated and are therefore recorded by the Company on the date received by the Company. RIA fees are estimable and are recorded on an accrual basis. For the 2021 calendar year, RIA fees and mutual fund fees comprised 95.5%, and 4.4%, respectively.

In accordance with ASC 606, the Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

NOTE A – SUMMARY OF ACCOUNTING POLICIES (Continued)

Depreciation

Depreciation is calculated using the straight-line and double declining methods.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return. We currently have an NOL carry-forward loss that exceeds our current income and is available until 2026. Due to this there is no estimate for federal or state income taxes due.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2021, the Company did not have any other components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in trades of mutual funds for its individual and institutional customers and earns RIA fees for managing investment accounts for individuals.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company is owed from its employee $10,000.00 on a non-interest bearing, unsecured loan. The Company also leases it office space from a related party at the current rate of $1,200 per month. The total rental payments to the related party were $14,400 for the year-ended December 31, 2021, which is included as a component of rent expense on the statement of income.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company had no other commitments or contingencies

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the straight line and double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$34,509
Furniture and equipment	3 – 7 years	$47,880
Leasehold improvements	7 years	0
Sub-total		$82,389
Less – accumulated depreciation		($57,658)
Total		$24,731

Depreciation expense was $8,068 for the year December 31, 2021.

NOTE G – RENT

The rent expense for the year was $16,670; the amount paid was for the lease on the office space and parking. The lease term is month to month and as such, is not subject to ASC 842.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price).

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE J – SUBSEQUEST EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 17, 2022 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

V.M. Manning & Co., Inc.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2021

Computation of Net Capital

Total Stockholder's equity:		$ 478,018
Non-allowable assets:		
Other Assets	34,731	
Accounts receivable	188,990	(223,721)
Other Charges		
Other	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 254,297

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,440
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 249,297

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 21,600
Percentage of aggregate indebtedness to net capital	8.49%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2019	$	254,297
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		(0.00)
Change in Other Haircuts		0.00
NCC per Audit		254,297
Reconciled Difference	$	(0.00)

V.M. Manning & Co., Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $254,297 which was $249,297 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 8.49%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(1).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000, to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue an Agreed Upon Procedures Report is not required. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

V.M. Manning & Co., Inc.

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Nelson Battle Arrington, III
V.M. Manning & Co., Inc.
211 E Washington Street,
Suite B
Greenville, SC 29601

Dear Nelson Battle Arrington, III:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which V.M. Manning & Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. V.M. Manning & Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. V.M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.M. Manning & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 17, 2022

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com



V.M. Manning & Co., Inc.
Supplementary Customer Protection Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2021

V.M. Manning & Co., Inc.
211 E Washington Street, Suite B
Greenville, SC 29601

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, V.M. Manning & Co., Inc.;

1. Claims exemption 15c3-3(k)(1) from 15c3-3;
2. We have met the identified exemption from January 01, 2021 through December 31, 2021, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Nelson Battle Arrington III

Nelson Battle Arrington, III
President
V.M. Manning & Co., Inc.

V.M. Manning & Co., Inc.

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021



V.M. Manning & Co., Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

V.M. Manning & Co., Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2021, which were agreed to by V.M. Manning & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating V.M. Manning & Co., Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. V.M. Manning & Co., Inc.'s management is responsible for V.M. Manning & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2021 through December 31, 2021 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
February 17, 2022

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2021

SIPC 7 Reconciliation

Total Due	$ 1,728
Overpayment Applied	$ -
Balance Due after Applied Overpayment	$ 1,728

		Date Paid	Check #	Paid To:
Paid with SIPC 6	$ 496	July 26, 2021	1875	SIPC
Paid with SIPC 7	$ 1,232	January 19, 2021	1944	SIPC
Total Paid	$ 1,728			
Reconciled Difference (Overpayment)/Underpayment	$ 0			